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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 3)
                    Under the Securities Exchange Act of 1934
                          Targeted Genetics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87612M108
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                                 (CUSIP Number)


        Stephen Cunningham                            Daniel Bushner
   Schroders Investment Management            Clifford Chance Limited Liability
              Limited                                   Partnership
         31 Gresham Street                         200 Aldersgate Street
      London EC2V 7QA England                     London EC1A 4JJ England
      Tel. +44 (0)20 7658 6000                    Tel. +44 (0)20 7600 1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 8, 2001
--------------------------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-(f) or 13d-1(g), check the following box [ ].


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

1)   Name of Reporting Person S.S.                                      International Biotechnology Trust
     or I.R.S. Identification No.                                       plc
     of Above Person
------------------------------------------------------------------------------------------------------------
2)   Check the Appropriate Box if                                       (a)      [   ]
     a Member of a Group                                                (b)      [   ]
------------------------------------------------------------------------------------------------------------
3)   SEC Use Only
------------------------------------------------------------------------------------------------------------
4)   Source of Funds                                                    Sale: Not applicable
                                                                        Purchase:  WC
------------------------------------------------------------------------------------------------------------
5)   Check if Disclosure of Legal                                       Not Applicable
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------
6)   Citizenship or Place of                                            United Kingdom
     Organization
------------------------------------------------------------------------------------------------------------
Number of Shares Beneficially       7)   Sole Voting Power              4,210,000 shares of Common Stock,
Owned by Reporting Person                                               including 1,000,000 issuable upon
                                                                        exercise of Warrants
                                    ------------------------------------------------------------------------
                                    8)   Shared Voting Power                           - 0 -
                                    ------------------------------------------------------------------------
                                    9)   Sole Dispositive Power         4,210,000 shares of Common Stock,
                                                                        including 1,000,000 issuable upon
                                                                        exercise of Warrants
                                    ------------------------------------------------------------------------
                                    10)  Shares Dispositive Power                      - 0 -
                                    ------------------------------------------------------------------------
11)  Aggregate Amount Beneficially                                      4,210,000 shares of Common Stock,
     Owned by Each Reporting Person                                     including 1,000,000 issuable upon
                                                                        exercise of Warrants
------------------------------------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain                                                [   ]
     Shares
------------------------------------------------------------------------------------------------------------
13)  Percent of Class Represented                                       9.6%
     by Amount in Row (11)
------------------------------------------------------------------------------------------------------------
14)  Type of Reporting Person                                           CO


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                         AMENDMENT NO. 3 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 1, 1995, as amended by Amendment No. 1 filed with the SEC on July 16, 1996 and Amendment No. 2 filed with the SEC on May 7, 1998 (as so amended, the "Schedule 13D").

The Schedule 13D is hereby amended as follows:

ITEM 1.           SECURITY AND ISSUER.

Item 1 is hereby amended and restated to read in its entirety as follows:

This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), and the warrant to purchase 1,000,000 shares of Common Stock (the "1998 Warrants"), of Targeted Genetics Corporation, a Washington corporation (the "Issuer"). The 1998 Warrant entitles its holder to purchase 1,000,000 shares of Common Stock at an exercise price of $2.00 per share and expires on April 17, 2003. The principal executive offices of the Issuer are located at 1100 Olive Way, Suite 100, Seattle, Washington 98101.

ITEM 2.           IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated to read in its entirety as follows:

(a) The undersigned hereby files this Schedule 13D on behalf of International Biotechnology Trust plc, a corporation organized under the laws of the United Kingdom ("IBT" or the "Reporting Person"). The name, business address and occupation of each executive officer and director of IBT is set forth on Schedule A hereto.

(b) The principal business of IBT is that of a publicly traded investment trust company.

(c) IBT's principal business address is 31 Gresham Street, London, England EC2V 7QA.

(d) Neither IBT nor any of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither IBT nor any of the persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by adding the following thereto:

This statement relates to the disposition by IBT of 454,286 shares of Common Stock (the "2001 Sold Shares") in sales in the open market during the period from January 22, 2001 through February 8, 2001. IBT sold 25,000 shares on January 22, 2001, 45,000 shares on January 23, 2001, 40,000 shares on January 24, 2001, 90,000 on January 25, 2001, 214,286 on January 31, 2001,
30,000 shares on February 6, 2001 and 10,000 shares on February 8, 2001.

Since Amendment No. 2 to the Schedule 13D was filed with the SEC on May 7, 1998, IBT purchased 214,286 shares of Common Stock (the "2000 Shares") in a private placement by the Issuer (the "2000 Private Placement"). The purchase price of the 2000 Shares was $14 per share. The source of the funds for such acquisition was IBT's funds available for investment.

ITEM 4.           PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following thereto:

IBT sold the 2001 Sold Shares to realize the capital gains made on its investment in the 2001 Sold Shares since the 2001 Sold Shares were acquired by IBT.

IBT acquired the 2000 Shares for investment purposes.

Jeremy L. Curnock Cook and James D. Grant, members of the Issuer's Board of Directors, are no longer directors of IBT. Stephan A. Duzan, a former director of the Issuer, is also no longer a director of IBT. Currently, none of the directors of the Issuer are directors of either IBT or Schroders (as defined below) and none of the directors of IBT are directors of the Issuer or Schroders.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (c) are hereby amended and restated to read in their entirety as follows:

(a) Based on a total of 43,757,050 shares of Common Stock outstanding, and giving effect to the exercise of the 1998 Warrant for 1,000,000 shares of Common Stock, IBT owns 4,210,000 shares of Common Stock, or approximately 9.6% of the Common Stock outstanding.

(c) Except as described in this statement, neither IBT nor any of the persons identified in Item 2 above has effected any transaction in the Common Stock or the 1998 Warrant in the past 60 days.


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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated to read in its entirety as follows:

On November 7, 2000, IBT terminated its contractual agreement with Rothchild Asset Management Limited. Pursuant to a contractual agreement dated November 7, 2000, IBT has engaged Schroders Investment Management Limited ("Schroders") to act as its discretionary investment manager. Pursuant to such agreement, Schroders manages the business and assets of IBT, which includes the authority to make decisions regarding the acquisition or disposition of portfolio securities by IBT and to exercise any rights (including voting rights) with respect to such securities. IBT has the right to terminate Schroders' appointment as manager at any time if Schroders is not performing its duties as manager to the satisfaction of the Board of Directors of IBT.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

None.


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                                    SIGNATURE

After any reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     INTERNATIONAL BIOTECHNOLOGY TRUST PLC


                                     By:        /s/ P.B. Collacott
                                                -------------------------------
                                     Name:      P.B. Collacott
                                                -------------------------------
                                     Title:     Director
                                                -------------------------------

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                                   SCHEDULE A

                     EXECUTIVE OFFICERS AND DIRECTORS OF IBT

The business address of each person listed below is c/o Schroders Investment Management Limited, 31 Gresham Street, London EC2V 7QA, England. The occupation of each person listed below refers to his relationship to IBT. The address and principal business of IBT is set forth in Item 2.


Name                             Occupation                     Citizenship
----------------------------     ----------------------         ----------------
Andrew Barker                    Chairman                       U.K.
Peter Barrie Collacott           Director                       U.K.
Alan Clifton                     Director                       U.K.
Ted Greene                       Director                       U.S.
Alex Hammond-Chambers            Director                       U.K.
Ian Mcgregor                     Director                       U.K.